JOLLEY MARKETING, INC.
                               368 SOUTH 600 WEST
                                 OREM, UT 84058
                                 (801) 224-4587


                              November  12,  2002



Mr.  S.  Richard  Lee
United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.,
Washington,  DC  20549

     Re:     Jolley  Marketing,  Inc.
             SEC  File  No.  333-99515

Dear  Mr.  Lee:

     Pursuant to Rule 477 of Regulation C, this letter is a formal request to withdraw the SB-2 Registration Statement originally filed on September 13, 2002 by Jolley Marketing, Inc. None of the Company's securities have been offered or sold. We are requesting withdrawal because due to health problems of our President, our management has determined a public offering is not appropriate for the Company at this time.

     Please advise if you need any further information in order for the Commission to consent to our request to withdraw our registration statement.


                              Very  truly  yours,

                              /s/  Nancy  Jolley
                              ---------------------

                              Nancy  Jolley
                              Secretary